UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROBINSON COMPANIES

RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.

8100 South Mitchell Road

Eden Prairie, MN 55344-2488

Robinson Companies

Retirement Plan

Financial Statements as of and for the Years

Ended December 31, 2005 and 2004,

Supplemental Schedule as of December 31,

2005, and Report of Independent Registered

Public Accounting Firm

ROBINSON COMPANIES RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of

Robinson Companies Retirement Plan:

We have audited the accompanying financial statements of the Robinson Companies Retirement Plan (the ”Plan”) as of December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Robinson Companies Retirement Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 22, 2006

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Non-interest-bearing cash	$9,215	$—
Participant-directed investments—at fair value	185,248,577	153,227,254
Contributions receivable:
Employer	16,609,315	8,411,506
Participant	398,186	1,221
Dividend receivable	1,047,240
Accrued income	58,926	27,620

Total assets	203,371,459	161,667,601

LIABILITIES—Overdraft balance		(20,637)

NET ASSETS AVAILABLE FOR BENEFITS	$203,371,459	$161,646,964

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS—Additions to net assets attributed to:
Contributions:
Employer	$23,467,616	$14,434,058
Participant	12,259,532	10,299,636
Rollover	534,866	320,727
Net realized and unrealized appreciation in fair value of investments (Note 3)	7,700,649	12,055,388
Interest and dividend income	8,109,468	7,185,790

Total additions	52,072,131	44,295,599

DEDUCTIONS—Deductions to net assets attributed to:
Benefits paid to participants	10,274,108	7,618,200
Administrative fees	73,528	91,085

Total deductions	10,347,636	7,709,285

NET INCREASE	41,724,495	36,586,314
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	161,646,964	125,060,650

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$203,371,459	$161,646,964

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

General—C.H. Robinson Worldwide, Inc. (the “Company”) established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Operation of the Plan—The Plan is administered by officers/employees of the Company (the “Advisory Committee”). Ameriprise Trust Company (“Ameriprise” or the “trustee”) is the trustee and recordkeeper of the Plan. Ameriprise is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to former participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid primarily by the Plan, with certain expenses paid directly by the Company.

Contributions—Participants may contribute up to 50% of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations, which is $14,000 for the current year (with an additional amount of up to $4,000 for “catch-up” contributions). The Company makes both a discretionary profit sharing contribution and an employer matching contribution. The Board of Directors determines the Company’s annual contribution to the Plan on a discretionary basis. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income. The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2005 and 2004. The Company made matching contributions of $6.838 million in 2005 and $6.023 million to the Plan in 2004.

The profit sharing amount is equal to 8% and 5% of total recognized compensation of eligible participants for 2005 and 2004, respectively. The Company added $16.361 million to the Plan as part of profit sharing in 2005, and $8.411 million in 2004.

Participation and Vesting—Each employee who has completed 1,000 hours of service within the plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit sharing portion of the plan on the first day of the following January or July. Each employee who has completed 60 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings portion of the Plan. An employee is eligible to participate in the matching contribution portion of the Plan upon completion of the same requirements as the profit sharing portion as outlined above.

The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. The discretionary employer matching contribution is made by the Company. Amounts forfeited by former participants are first used to restore rehired participants, to reduce employer matching contributions, to reduce employer discretionary contributions, to reduce Plan expenses, or to correct errors, omissions and exclusions. Participants are 100% vested in their contributions as well as employer matching contributions at all times. Employer profit sharing contributions vest over a five-year cliff vesting schedule, as detailed below.

When the participant has completed the following years of vesting service:	The vested portion of the participant’s employer profit sharing account will be:
Less than 5 years	0%
5 years or more	100%

A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment; if the Plan is terminated; or if there is a complete discontinuance of contributions by the Company under the Plan.

Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.

Forfeited Accounts—At December 31, 2005 and 2004, forfeited nonvested accounts totaled $237,914 and $380,782, respectively. These accounts may be used to reduce future employer contributions and pay plan expenses. During the years ended December 31, 2005 and 2004, employer contributions were reduced by $49,832 and $38,138, respectively, from forfeited nonvested accounts.

Participant Loans—Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—Upon termination of employment, retirement, reaching age 59 1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment.

Investments— Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into eight different investment funds, the Company’s stock, or into self directed investment options.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, with the exception of loans. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common collective trust funds (“CCT”) are generally stated at estimated fair values, which have been determined based on the unit values of each CCT. Unit values are determined by dividing the CCT’s net assets at fair value by its units outstanding at the valuation dates. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2005	2004
Riversource Trust Equity Index Fund I*	$37,937,564	$—
Hotchkis & Wiley Small Cap Value Fund	27,680,957	22,680,750
MFS Inst. International Equity Fund	26,736,140	22,007,112
Boston Partners Mid-Cap Fund	22,102,410	18,592,183
Riversource Trust Income Fund II*	18,631,272	—
C.H. Robinson Worldwide, Inc. common stock*	17,005,025	10,246,105
Riversource Trust Core Balanced Fund II*	15,835,025	—
American Express Trust Equity Index I*	—	33,837,455
American Express Trust Income II*	—	15,652,604
American Express Trust Core Balanced II*	—	14,096,830

*	Known party-in-interest

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Common Collective Trusts:
Riversource Trust Equity Index Fund I*	$1,708,685	$—
Riversource Trust Income Fund II*	647,060	—
Riversource Trust Core Balanced Fund II*	566,911	—
American Express Trust Core Balanced II*	—	1,018,180
American Express Trust Income II*	—	492,358
American Express Trust Equity Index I*	—	3,184,226
Registered Investment Companies:
MFS Inst. International Equity Fund	2,104,886	2,278,301
Phoenix-Seneca Mid-Cap “Edge” Fund	104,604	315,806
UM Small Cap Growth Fund	8,422	(373,590)
Boston Partners Mid-Cap Fund	(815,135)	314,197
Hotchkis & Wiley Small Cap Value Fund	(824,594)	1,437,613
Common Stock:
C.H. Robinson Worldwide, Inc. common stock*	4,199,810	3,105,449
Self-Directed Account		282,848

Net appreciation in fair value of investments	$7,700,649	$12,055,388

*	Known party-in-interest

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Ameriprise Trust Company serves as trustee, custodian, and investment manager for the CCTs available for investment. Ameriprise is also the trustee for the Plan and, therefore, the transactions qualify as party-in-interest transactions. Per the Department of Labor Rules & Regulations, these transactions are exempt party-in-interest transactions.

The Plan also holds 695,930 and 184,548 shares in C.H. Robinson Worldwide, Inc. common stock as of December 31, 2005 and 2004, respectively. In addition, the Plan recorded $125,563 and $89,366 in dividend income from the investment in C.H. Robinson Worldwide, Inc. common stock as of December 31, 2005 and 2004, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions and ERISA regulations. In the event the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Company and plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2005	2004
Net assets available for benefits per the financial statements	$203,371,459	$161,646,964
Dividend income receivable	(1,047,240)
Deemed loan activity	(22,352)	(22,353)

Net assets available for benefits per Form 5500	$202,301,867	$161,624,611

The following is a reconciliation of net increase per the financial statements to Form 5500 as of December 31, 2005:

Net increase per the financial statements	$41,724,495
Dividend income receivable	(1,047,240)

Net income per Form 5500	$40,677,255

******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ROBINSON COMPANIES RETIREMENT PLAN

(EIN #41-0680048) Plan #001

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (Held At End of Year)

AS OF DECEMBER 31, 2005

Description	Current Value
Common Collective Trusts:
Riversource Trust Income Fund II*	$18,631,272
Riversource Trust Core Balanced II*	15,835,025
Riversource Trust Equity Index I*	37,937,564
Registered Investment Companies:
Hotchkis & Wiley Small Cap Value Fund	27,680,957
UM Small Cap Growth Fund	4,602,736
Phoenix-Seneca Mid-Cap “Edge” Fund	5,740,098
MFS Inst International Equity Fund	26,736,140
Boston Partners Mid-Cap Fund	22,102,410
Common Stock:
C.H. Robinson Worldwide, Inc. common stock*	17,005,025
Self-Directed Account	4,694,845
Participant loans* (interest rates range from 4.00% to 9.50% and maturity dates range from 2006 to 2014)	4,282,505

$185,248,577

*	Known party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/ Troy A. Renner
Troy A. Renner Treasurer

Date: June 28, 2006